SunAmerica Focused Alpha Large-Cap Fund, Inc.
RESULTS OF ANNUAL SHAREHOLDER MEETING -- June 30, 2010-- (unaudited)

The Annual Meeting of the Shareholders of the Fund (the "Meeting") was held on May 18, 2010. At this meeting Dr. Judith L. Craven and Mr. William J. Shea were elected by shareholders to serve as the Class II Directors of the Fund for three-year terms, which expire at the annual meeting of shareholders to be held in 2013 and until their respective successors are duly elected and qualify.

The voting results of the Meeting to elect Dr. Judith L. Craven and Mr. William J. Shea to the Board are as follows:



			For 		Withheld
Judith L. Craven...	6,959,485 	2,153,037





			For 		Withheld
William J. Shea...	6,969,564 	2,142,958

The terms of office of Jeffrey S. Burum and William F. Devin (Class I, term expiring 2012) and Samuel M. Eisenstat, Stephen J. Gutman and Peter A. Harbeck (Class III, term expiring 2011) continued after the Meeting.

In addition, shareholders of the Fund also considered a non-binding shareholder proposal requesting that the Board promptly authorize a self-tender offer for all of the outstanding shares of the Fund at a price equal to net asset value, and if more than 50% of the Fund's outstanding shares are tendered, then the tender offer should be cancelled and the Fund should be liquidated. The voting results of this shareholder proposal were as follows:

	FOR 		AGAINST 	ABSTAIN 	BROKER NON-VOTES
	3,228,120 	1,140,045 	1,656,632 	3,087,725